Item 77Q2 and Sub-Item 102P2 The New Germany Fund, Inc. (the “Fund”)

Based on a review of reports filed by the Fund’s directors and executive officers, the investment advisor, officers and directors of the investment advisor, affiliated persons of the investment advisor and beneficial holders of 10% or more of the Fund’s outstanding stock, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2010 were timely, except that Robert Wadsworth, a director of the fund, filed a Form 4 late.  This filing related solely to such individual’s receipt of a year-end distribution and did not relate to any transactions in the Fund.

E:\Electronic Working Files\NSAR\2010\12-31-10\NGF 77Q2 Exhibit.docx